SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                               Commission File Number:  0-16730

                                                       Cusip Number:  55308X100

                           NOTIFICATION OF LATE FILING

(Check One): |X|Form 10-K     |_| Form 11-K     |_| Form 20-F     |_| Form 10-Q
|_| Form N-SAR
         For Period Ended:  June 30, 2003
|_| Transition Report on Form 10-K       |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F       |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K
         For Period Ended:  N/A

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
N/A

                                     PART I
                             REGISTRANT INFORMATION

                               MKTG Services, Inc.
                            (Full name of registrant)

                         Former name if applicable: N/A

                               333 Seventh Avenue
                               New York, NY 10001
                     (Address of principal executive office)

                                     PART II
                             RULE 12b-25(b) AND (c)
         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

    |X|           (a)    The reasons described in reasonable detail in Part III
                         of this form could not be eliminated without
                         unreasonable effort or expense;
    |X|           (b)    The subject annual report, semi-annual report,
                         transition report on Form 10-K, 20-F, 11-K or Form
                         N-SAR, or portion thereof will be filed on or before
                         the 15th calendar day following the prescribed due
                         date; or the subject quarterly report or transition
                         report on Form 10-Q, or portion thereof will be filed
                         on or before the fifth calendar day following the
                         prescribed due date; and
    |_|           (c)    The accountant's statement or other exhibit required by
                         Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant's Annual Report on Form 10-K for the year ended June 30, 2003 could not be filed within the prescribed time period because the registrant is experiencing delays in the collection of certain information required to be included in the Form 10-K due, among other things, to a recent change of its auditors. The registrant's Annual Report on Form 10-K will be filed as soon as practicable, and in no event later than the fifteenth (15th) calendar day following the prescribed due date.





                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification


J. Jeremy Barbera                       (917)                     339-7100
-----------------                       -----                     --------
     (Name)                           (Area Code)             (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes [ ] No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ]Yes |X|No


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                               MKTG Services, Inc.
                  (Name of Registrant as Specified in Charter)

     has caused this  notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  September 26 , 2003               By:  /s/ J.Jeremy Barbera
       -------------------                  ----------------------------
                                         Name:  J. Jeremy Barbera
                                         Title: Chairman of the Board and
                                                Chief Executive Officer